FOR IMMEDIATE RELEASE
                                                                  March 11, 2005
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                   President of Corporate Executive Officers and
                                                        Chief Operating Officer)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3214-7500



       Revision of Earnings Forecast for the Fiscal Year Ending March 2005

In light of recent changes in business performance, we hereby revise the consolidated earnings forecast for the fiscal year ending March 2005 (April 1, 2004 to March 31, 2005) released on January 27, 2005 at the end of the third quarter, as well as the non-consolidated earnings forecast released on October 26, 2004 at the end of the interim fiscal period for the fical year ending March 2005 (April 1, 2004 to March 31, 2004), as follows:


1. (Consolidated Earnings) [US GAAP]
   FY 2004 (April 1, 2004 to March 31, 2005)

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                                Income before
                               Net Sales         income taxes        Net Income
--------------------------------------------------------------------------------
Previous forecast (A)              250,000              71,000            43,000
(as of January 27, 2005)
--------------------------------------------------------------------------------
Revised forecast (B)               241,000              64,000            39,000
--------------------------------------------------------------------------------
Difference (B-A)                   - 9,000             - 7,000           - 4,000
--------------------------------------------------------------------------------
Percentage change                    -3.6%               -9.9%             -9.3%
--------------------------------------------------------------------------------
FY 2003 results                    174,218              28,878            17,329
--------------------------------------------------------------------------------

2. Reasons for the Above Revisions (Consolidated Earnings)

Since the Fall 2004 the performance of the digital industry has declined and tighter inventory controls of the IT related products resulted in the loss of momentum in capital investment of the semiconductor manufacturers. After January 27, 2005 when the third quarter report was released, investment continues to be limited, and we predict that the sales of semiconductor test equipment will be less than what was previously forecasted. We therefore revise the consolidated earnings forecast as above. Please note that in December 2004, SFAS123R of the US GAAP was established. To ensure higher standards and financial statement visibility, we have implemented these rules 1 year advance of the required start date. We anticipate 2.3 billion yen in operational expenses for compensation based on stock options that are valued at the fair value of the date of grant.





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3. (Unconsolidated Earnings) [Japanese GAAP]
   FY 2004 (April 1, 2004 to March 31, 2005)
                                                            (in millions of yen)

--------------------------------------------------------------------------------
                                Net Sales      Ordinary Income      Net Income
--------------------------------------------------------------------------------
Previous forecast (A)               220,000            52,000            32,000

(as of October 26, 2004)
--------------------------------------------------------------------------------
Revised forecast (B)                203,000            43,000            28,000
--------------------------------------------------------------------------------
Difference (B-A)                    -17,000           - 9,000            -4,000
--------------------------------------------------------------------------------
Percentage change                     -7.7%            -17.3%            -12.5%
--------------------------------------------------------------------------------
FY 2003 results                     150,558            24,033            11,957
--------------------------------------------------------------------------------

4. Reasons for the Above Revisions (Unconsolidated Earnings)

Following the release of the semi-annual report of October 26, 2004, the performance of the digital industry has declined and tighter inventory controls of the IT related products resulted in the loss of momentum in capital investment of the semiconductor manufacturers and we predict that the sales of semiconductors testing equipment will be less than what was previously forecasted. We therefore revise the unconsolidated earnings forecast as above.




* Cautionary Statement with Respect to Forward-Looking Statements

        This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the


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production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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